Political Calls, Inc.
                             1015 S. Cimarron
                          Las Vegas, NV  89145
                           Phone: (702) 273-8920
                           Fax:  (702) 221-1963

June 15, 2007

Via EDGAR Correspondence
------------------------

U. S. Securities Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Attn:  Mr. Michael McTiernan
            Staff Attorney
            Division of Corporate Finance
            Mail Stop 4561

RE:  Political Calls, Inc.
     Amendment No. 2 to Registration Statement on Form SB-2
     Filed on May 23, 2007
     Commission File No. 333-140823

Dear Mr. McTiernan:

On behalf of Political Calls, Inc. (the "Company), this letter responds to your June 6, 2007 comment letter, concerning our SB-2 Registration Statement. A marked copy of our revisions to the Registration Statement is enclosed for your reference. For your convenience, each of your comments has been reproduced below, followed by the Company's response to such comment.

Financial Statements
--------------------

Statement of Operations, page F-3a
----------------------------------

1. Revise your calculation of basic earnings per share to use net earnings available to common shareholders (net earnings less preferred dividends) as a numerator. Furthermore, it does not appear that the denominator used in your calculation is a weighted average of common shares outstanding for the period as the amount excludes shares issued to the founders in April 2006 and includes stock issued on December 31, 2006 as outstanding for the entire period. Revise your calculation accordingly or explain to us how the current calculation complies with the requirements of SFAS 128.

RESPONSE: We met with our accountant, and reviewed your comment letter. We have revised our calculations based on your comments.


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2.  Revise your calculation of diluted earnings per share to exclude common stock issuable upon the conversion of preferred shares as this amount is anti-dilutive. Additionally, revise your disclosure in footnote 8 of your financial statements to reflect the revised shares used in the calculation of diluted earnings per share.

RESPONSE: We have revised our calculation of diluted earnings per share to exclude common stock issuable upon the conversion of preferred shares.
We have also revised our disclosure in footnote 8 of our financial statements to reflect the revised shares used in the calculation of diluted earnings per share. Our auditor has signed-off on these revisions.


3. We note that there is no longer a line for the caption "Beneficial Conversion Feature of Preferred stock" within your Statement of Operations on page F-3. As we were not sure if it was your intention to remove this caption, please advise.

RESPONSE: It was not our intention to remove this caption. This caption is now included in our Statement of Operations.

Statement of Operations, page 3b
--------------------------------

4. We note that you have recorded a beneficial conversion feature in the amount of $1,492,543 during the three months ended March 31, 2007. Please clarify for us why you have recorded this beneficial conversion feature during the three months ended March 31, 2007 as it appears to us that you have already accounted for this beneficial conversion feature during the period from April 24, 2006 to December 31, 2006.

RESPONSE: This was an error on our part. We have deleted beneficial conversion feature for the three months ended March 31, 2007.


We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We appreciate your helpfulness.

Sincerely,
/s/ David Gallagher
-------------------
    David Gallagher




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